PLYMOUTH ROCK TECHNOLOGIES APPOINTS
GIANLUCA DE NOVI TO ADVISORY BOARD

Plymouth, Massachusetts - January 14, 2021 - Plymouth Rock Technologies Inc. (CSE: PRT) (OTC: PLRTF) (Frankfurt: 4XA WKN# A2N8RH) ("Plymouth Rock", "PRT", or the "Company") a leader in the development of cutting-edge threat detection technologies, announced today that Gianluca De Novi has been appointed to PRT's Board of Advisors.

Gianluca De Novi, Ph.D., a native of Bernalda, Basilicata (Italy), brings a strong background in engineering and science to this role. A faculty member at the Harvard Medical School and Harvard Extension School, he earned his master's degree in electronics engineering and his Ph.D. in robotics and control systems from the University of Bologna in Italy. While there, he also worked at the Laboratory of Automation and Robotics and Computer Vision. After spending one year as a visiting researcher at the bio-robotics laboratory of Harvard's School of Engineering and Applied Sciences, he completed his postdoctoral fellowship in medical simulation at the Department of Imaging at the Massachusetts General Hospital and Harvard Medical School in Boston, MA working mainly on DoD funded projects and today he is Director of the Medical Device and Simulations Laboratory.

Dr. De Novi has also acted as scientific/engineering consultant and advisor to many leading corporations and research institutions in the MedTech, Hitech and Automation fields.

His interests and skills in advanced technologies going from Graphic Rendering, to xR, Simulation, Computer Vision, AI and Robotics, brought Dr. De Novi to be involved and lead in a number of cutting-edge entrepreneurial projects.

In 2013 the PrimiDieci Society and the Italy-America Chamber of Commerce recognized Dr. De Novi as one of the ten most distinguished Italian Professionals in the United States under the age of 40.

"Dr. De Novi's extensive relative technical experience and proven leadership will provide key strategic guidance and direction to the board and executive team of Plymouth Rock Technologies at this critical time in our company's growth cycle. He will provide valuable scientific/engineering knowledge and hands-on experience to PRT as we commercialize our products," commented Dana Wheeler, CEO & President of Plymouth Rock Technologies.

"I have been impressed by the high quality of technology developed at PRT and I am delighted to join the team and help this bright gem to fly high like its drone. I am looking forward to rolling up my sleeves and working with this group," concluded Dr. De Novi.

About Plymouth Rock Technologies Inc.

We are on a mission to bring engineering-driven answers to the most critical problems that threaten our safety. We work with government, law enforcement and military to innovate solutions for national security, defence and space systems.

The Company is developing the next generation of threat detection solutions and Unmanned Aircraft Systems (UAS).

The PRT X1 is a purpose-built multirotor UAS, utilizing Artificial Intelligence, cutting-edge sensors and the latest FLIR dual-camera module as standard, offering thermal capabilities alongside 1080p HD real-time air-to-ground streaming and 4K video recording, with the ability to mount multiple, various sensors, modules and payloads.

Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human operating error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater 'stand-off' distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, non-intrusive screening of crowds in real time.

Plymouth Rock's core technologies include: (1) UAS platforms engineered to conform to H.R.4753 - Drone Origin Security Enhancement Act ("X1") ("XV"); (2) Millimeter Remote Imaging from Airborne Drone ("MIRIAD"); (3) A compact microwave radar system for scanning shoe's ("Shoe Scanner"); (4) A compact modular radar utilized for a variety of applications, from aircraft to weapon detection ("CODA").

www.plyrotech.com

ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603-300-7933

info@plyrotech.com

Investor Information:
Tasso Baras
+1-778-477-6990

tasso@plyrotech.com

Forward-Looking Statements

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